PALFINGER

82-34843

U.S. Securities and
Exchange Comission
Office of Filings and Information

100 F Street, NE
USA - Washington , DC 20549

16 August 2005

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Franz.-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

Dear Sir or Madam ,

Attached please find our company HY-report 2005 and the adhoc announcement of 10 August 2005.

The exact information of registration can be taken from the attached copy printed from your homepage.

If any further information is needed from your side please feel free to contact me, and please let me know if sending this data by e-mail is requested.

PALFINGER AG
Anton Graf

F.W.Schererstraße 24-28
5101 Salzburg-Bergheim
Tel.: +43(0)662 4684 2275
Fax: +43(0)662 4684 109
mailto:a.graf@palfinger.com
http://www.palfinger.com

www.palfinger.com
PALFINGER
i. A.

PALFINGER AG
F.-W.-Scherer-Straße 24-28
A-5101 Bergheim-Salzburg/Austria
Tel. +43 (0)662 46 84-0, Fax +43 (0)662 45 00 84
E-mail: info@palfinger.com

dlw 8/30

PALFINGER

AD HOC RELEASE

PALFINGER achieves record results in the first half year of 2005

- Revenue goes up 33%, EBIT 118%
- For the whole year 2005 also record figures are expected

Bergheim/Salzburg, August 10th 2005

Compared to half year 2004 PALFINGER increased its revenue by 63.3m EUR or 33.21% to 253.9m EUR. EBIT went up even more by 118% to 37.4m. Consequently, EBIT margin rose to above 14% in the first half year. The high level of capacity utilization, the positive performance of the market, good progress in all business areas and the high standard in product development were mainly responsible for the best result in history.

Consolidated net profit was more than doubled to 27.7m EUR. Earnings per share, therefore, soared to 3.14 EUR.

Gearing Ratio could be lowered to 17.1% and equity capital rose to 52.1% of total capital. PALFINGER's capital structure has now a solid basis for further growth.

In the product areas PALFINGER cranes are still the core business. Also Epsilon posted record results, while, as expected, Bison dragged down the results due to relocation and integration costs to the Eastern European production site. Guima did not fare as well as expected, however it generated positive EBIT in the second quarter.

For the full year PALFINGER once again expects record results in terms of revenue and EBIT. In the second half of 2005 the acquisition of Ratcliff, the British market leader in taillights, will be integrated.

For further information: Hannes Roither, PALFINGER AG
Company Spokesman
Phone +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Phone +43 662 46 84-2275
a.graf@palfinger.com

U.S. Securities and Exchange Commission

PALFINGER AG (0001310883)

SIC: 8880 - American Depositary Receipts
State location: C4

Business Address
FRANZ-WOLFRAM-SCHERER-STRABE24-28
A-5101 BERGHEIM/SALZ C4
00000

Mailing Address
FRANZ-WOLFRAM-SCHERER-STRABE24-28
A-5101 BERGHEIM/SALZ C4
00000

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Key to Descriptions

[Paper] Paper filings are available by film number from the SEC Public Reference Room.

[Cover] Filing contains an SEC-released cover letter or correspondence.

Items 1 - 7

Form	Formats	Description	Filing Date	File Number
ARS	[html] [text] 1 KB	**[Paper]**Annual Report to Security Holders Film# = **05009940**	2005-07-25	082-34843
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05009918**	2005-07-21	082-34843
F-6	[html] [text] 286 KB	Registration of American Depostory Receipt shares, not immediately effective	2005-03-18	333-123413
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04046509**	2004-11-23	082-34843
ARS	[html] [text] 1 KB	**[Paper]**Annual Report to Security Holders Film# = **04046508**	2004-11-23	082-34843
ARS	[html] [text] 1 KB	**[Paper]**Annual Report to Security Holders Film# = **04046507**	2004-11-23	082-34843
12G3-2B	[html] [text] 1 KB	**[Paper]**Exemptions for American Depository Receipts and Certain Foreign Securities Film# = **04046506**	2004-11-23	082-34843

http://www.sec.gov/cgi-bin/browse-edgar


PALFINGER CRANE

Interim Report 2005

PALFINGER





CRAWLER













Financial highlights of PALFINGER AG as of 30 June 2005 (in accordance with IFRS)

EUR '000	HY1 2005	HY1 2004	HY1 2003	HY1 2002	HY1 2001
Income statement					
Revenue	**253,853**	190,604	166,822	165,765	180,011
EBITDA	**42,517**	22,858	20,912	20,763	30,991
EBITDA margin	**16.7%**	12.0%	12.5%	12.5%	17.2%
Profit from operations (EBIT)	**37,413**	17,153	15,416	15,065	25,669
EBIT margin	**14.7%**	9.0%	9.2%	9.1%	14.3%
Profit before tax	**37,552**	15,997	14,468	13,700	23,496
Consolidated net profit	**27,692**	10,450	9,488	8,547	15,407
Balance sheet					
Total assets	**345,457**	299,598	279,206	294,414	317,732
Non-current assets	**130,336**	118,046	119,292	131,577	114,142
Liabilities	**165,397**	155,790	145,499	165,497	192,403
Equity capital [1]	**180,061**	143,808	133,707	128,918	125,330
Equity capital as % of total capital [1]	**52.1%**	48.0%	48.0%	43.8%	39.4%
Net debt owed	**30,788**	32,853	45,735	62,925	36,095
Gearing [1]	**17.1%**	23.3%	34.5%	49.4%	30.0%
Cash flow and investments					
Cash flows from operating activities	**16,162**	12,490	18,002	20,849	10,260
Free cash flow	**10,405**	7,464	13,777	14,906	(4,580)
Investment in property, plant & equipment	**6,321**	4,988	6,206	6,008	10,541
Depreciation and amortization	**5,104**	5,705	5,496	5,698	5,322
Staff					
Average number of employees during the year [2]	**2,911**	2,464	2,268	2,273	1,875
Additional employees on loan	**256**	244	138	72	167
Value					
Net working capital [3]	**82,958**	60,480	65,327	66,319	57,828
Capital employed (key date) [3]	**210,849**	177,035	152,858	191,843	161,730

1 Minority interests are posted under equity capital. The comparable figures for previous years have been adjusted accordingly.

2 Staff of consolidated group companies not including equity participations, and not including trainees, staff on loan and part-time employees.

3 Definitions for calculating key figures were modified as of 1 January 2005 in accordance with internal reporting.
The comparable figures for previous years have been adjusted accordingly.

Interim Report for the period ended 30 June 2005

Economic conditions

Growth rates continue to vary significantly from one part of the world to another: although in the second quarter the economic forecast for the world's economy for 2005 was reduced to +3.1% and + 3.0% for 2006, growth rate forecasts remain optimistic in specific regions, namely 9% in China, 5% in eastern Europe and about 4% in Brazil. Growth of over 3% is forecast for the US, but the eurozone still lags behind, with forecast growth of 1.3%.

The world economy was dominated by continuing record high oil prices (topping USD 60 a barrel) during the first half of the year, and they are likely to remain at similar levels for the next few months. Analysts do not foresee a hard landing for the world's economy as a result of high oil prices, since world economic growth is demand- rather than supply-driven. In any case, after adjustment for inflation the real price of crude is still below levels seen in the Eighties.

Just as in 1999 and 2000, the macro-economic situation is helping sustain business trends at PALFINGER, though in the intervening years PALFINGER has not been left untouched by the effects of the economic downturn. Nevertheless, PALFINGER's strategic orientation should mean it is better able to cope with economic downturns in future.

The surge in the US dollar to below 1.20 to the euro will not necessarily be lasting, as the euro is already rising again, with a forecast of 1.28 for the end of the third quarter. The Brazilian real, which was at 2.84 to the euro at the end of June, could rise sharply. The US Federal Reserve has, as announced, raised key interest rates to 3.25%, and two further increments of 25 basis points each are anticipated. By contrast, the reference rate for euro interest rates remains stable at 2%.

Group performance

In the first six months of the year, as well as in the second quarter, PALFINGER posted its best results in the company's history. This is being driven by core operations (cranes in Europe), high capacity utilization levels in production areas, and the successful setting up of cylinder production in Tenevo, Bulgaria. Although the margin was dragged down by increased materials prices (increased productivity to some extent offset or more than compensated for this), decreases in fixed costs mean the EBIT margin is above the group's strategic goal of 14%, both in the second quarter and the first six months of the year. In light of the current strategy, improvements in process quality assurance and stability mean PALFINGER will have to increase capacity to exploit the potential in supply chain management and global sourcing and at the product level. The increased profitability in new product areas, particularly BISON, and a stable turnaround for Guima, France, should have a positive impact over the medium term.

In the first two quarters, revenue increased by EUR 63.3m or 33.2% to a record EUR 253.9m. EBIT of EUR 37.4m was posted, twice as much as during the comparable period last year.

Revenue (EUR m)


HY1 03
HY1 04
HY1 05
300
250
200
150
100
50
0

EBIT (EUR m)


HY1 03
HY1 04
HY1 05
40
30
20
10
0

This record revenue was achieved thanks to various key pillars. PALFINGER's highly profitable crane operations in Europe (which involve high-end products and equipment options) are the main foundation for the diversification and internationalization strategy. EPSILON also fared very well, generating record results. The Services division also boosted its revenue and result relative to the comparable period of 2004.

At BISON, steel production was relocated to the Eastern European production site during the first half of the year, and the result was dragged down by these relocation costs and the costs of integration. GUIMA did not fare as well as expected, despite having made significant improvements; nonetheless, it generated positive EBIT in the second quarter.

Group assets, finances and earnings

PALFINGER has an excellent market position, thanks to the consistent implementation of strategic core projects in internationalization, diversification, and product development and innovation, as well as the core processes along the entire chain of added value. This, in conjunction with the very positive macroeconomic situation, has had a favorable impact on the most important key figures. An increase of 33.2% in revenue relative to the comparable period last year, and an increase in EBIT of plus 118.1%, and the disproportionately modest increase in capital employed (just 19.1%), testify to the success of PALFINGER's strategy of sustained profitable growth.

Investments in tangible fixed assets of EUR 6.3m were mainly focused on the Location Optimization Program (exploiting cost advantages by concentrating cylinder production in Bulgaria), rationalization, and capacity expansion.

As the cash flow account and the gearing ratio indicate, growth is being financed from own funds. Operating cash flow of EUR 16.2m (June 2004: EUR 12.5m) reflects financing of a growth-related working capital increase to the tune of about EUR -20.2m (June 2004: EUR -5.2m). Investments against cash of EUR 8.1m and the dividend payment of EUR 9.7m (among other things) were also financed. The gearing ratio of 17.1% (June 2004: 23.3%) and the equity ratio of 52.1% show a sound financial base for further growth.

Consolidated net profit (EUR m)


HY1 03
HY1 04
HY1 05
30
20
10
0

Other events

Over the last two years, Palfinger has implemented RAP ("Rapid Process") in the Cranes segment and oriented the Global Palfinger Structure (GPS) to products and areas. The company is now developing the GPS structure even further ("GPS Reloaded"), to improve process orientation within the organization and ensure that RAP can be applied to other product areas.

The acquisition of Britain's Ratcliff Taillifts Ltd. at the end of the second quarter was approved by Austria's competition authorities in July, and from the third quarter on the company will be part of the PALFINGER group. The first half of this year also saw concrete steps to establish Asia as an independent Area. In line with the internationalization strategy, PALFINGER has started a Global Sourcing Initiative in the area of procurement. The first half of 2005 also saw numerous activities such as road shows, investor conferences, conference calls and investor shows. The share price also fared well, rising from EUR 42.10 at the end of 2004 to EUR 54.80 at the end of the second quarter. The share price hit EUR 60 for the first time at the beginning of August 2005. For the first time the annual shareholders' meeting was held at the PALFINGER Demo Center, with great success.

Performance by region

The second quarter was another positive quarter for the **Europe and the Rest of the World** segment, following a strong first quarter. New orders in Spain, France, Great Britain, Sweden and Taiwan were particularly strong. The Spanish, French, German and Swedish markets made a significant contribution to growth in terms of revenue. The positive trend in the aforementioned countries was largely thanks to CRANES and EPSILON products.

In this segment, revenue rose 33.1% relative to the comparable period last year, from EUR 167.7m to EUR 223.1m. Thanks to the positive trend in the Cranes segment and favorable production and assembly plant utilization levels, EBIT more than doubled, from EUR 15.6m to EUR 35.8m.

In the **North and South America** segment, revenue rose 34.1%, from EUR 22.9m to EUR 30.7m, which made up for a negative first quarter. EBIT rose from EUR 1.5m to EUR 1.6m, despite the increased cost of operating in the market and the dollar, which was weaker on average relative to the previous year. The North America Area in particular posted positive new orders and made an over-proportionate contribution to the increase in revenue and earnings.

Within North America, PALFINGER's progress in the Mexican market, which is the result of the dealer and key account approach, is of particular note. Rapid growth in this area is thanks to the relocation of replacement parts operations – a process which will be completed by the beginning of the third quarter – and increased levels of on-site assembly (dependency on European deliveries is to be steadily reduced).

In South America, the dealer convention helped accelerate the shift to new PALFINGER products. In Brazil, the real has risen to historically high levels, though political developments are causing uncertainty on the markets. In South America PALFINGER is focusing on improving value-adding processes and pushing ahead in the area of telescopic cranes. Moreover, the company intends to offset increasing competitive pressure from cheaper imports associated with the rising real by improving delivery operations.

Performance by product group

Cranes

The **Cranes** segment benefited from the shift in demand to high-end products and more expensive equipment, largely thanks to more across-the-board use of the products. End customers are tending to try to cover a broad spectrum rather than focus on a single work application. The shift towards larger classes of crane was also a result of the shift towards truck-mounted classes.

In the growing markets of Eastern Europe, which offer significant potential, PALFINGER is involved in specifically targeted projects. In North America, alongside general market growth, there has been a trend towards substituting telescopic cranes for others. In South America, the crane series PALFINGER has developed is already establishing itself.

The macro-economic situation has been very favourable for **EPSILON,** partly thanks to the increasing importance of wood for construction, paper industry growth rates, and an increase in exports of sawn timber into the US and China. PALFINGER also gained market share in the waste disposal and recycling segment. Sales volumes in Germany, Great Britain, Austria, Sweden and Spain were particularly encouraging.

In the first half of the year, revenue rose 32.4% to EUR 182.4m. EBIT (EUR 39.6m) doubled relative to the comparable period last year.

Hydraulic Systems and Services

The **Hydraulic Systems and Services** segment posted revenue growth of 35.2% to EUR 71.4m. Positive EBIT was posted for the first time in the second quarter; however, the result of EUR -2.2m in the first half of this year was below the result for the comparable period in 2004.

The **PALIFT** division, whose main markets include France, Spain and Great Britain, enjoyed increased demand for hook loaders. The Guima assembly and production location struggled to achieve the necessary productivity, which meant orders were lost, as delivery times did not meet the challenges of the market.

Relocation of production to Bulgaria went according to plan, and should have an impact on earnings in the second half of this year, and PALFINGER has taken further steps in establishing Guima as an assembly competency center.

In the product portfolio, the T-series has been completely redesigned. The new product series offers more benefits to customers, with higher payloads and lower tare weights, and easy-to-use fully electronic controls. The market's response to these new products has been very positive. The T-series is also very competitive from a cost standpoint thanks to its modular design.

In the **PALGATE** division, the RATCLIFF acquisition is of particular significance, as it will give the product range new impetus. Overall, new orders in this division lagged behind expectations during the first six months of the year, due to quality problems and delayed product launches.

Capacity utilization in the **RAILWAY** division was satisfactory in the first half of the year. Various large-scale projects have been postponed until 2006, which will allow the division to focus on smaller projects during the second half of this year. This division's market share in Europe remained unchanged at a very high level, namely 70%.

The **CRAYLER** division launched its newly developed products in North America during the first six months of the year. The market response to the CR-Palreach series was particularly encouraging. Further new products are planned for the second six months, e.g. the F3 253 for European markets. Starting from the fourth quarter, CRAYLER will introduce order-based production (RAP).

Due to dramatic increases in tolls in Switzerland, introduction of tolls in Germany and the effect of tolls in Austria, a common approach is to combine transportation modes. PALFINGER therefore expect **MOBILER** business to increase over the medium term.

At the same time as the aforementioned relocating of production at **BISON**, PALFINGER has further expanded assembly capacities in Löbau, Germany. Initial procurement synergies have been achieved via joint purchasing of raw materials and components. Sales and product management activities have been stepped up. First-time orders have come in from France and Lithuania, and there have been early successes in Switzerland and Spain.

In the **SERVICES** division, the positive trend in sales volumes and the scaling up of the PALFINGER group's range of services were reflected in an increase in replacement parts revenue. This has also had a positive impact on the Demo Center opened a year ago, where numerous product presentations and training courses were held during the first half of 2005.

Outlook

PALFINGER is bullish about the second half of the year. New order levels suggest that revenue and results will be above those for the comparable period in 2004. The acquisition of Ratcliff Taillifts Ltd., the British market leader in taillights, will also have a positive impact on revenue and earnings.

The high levels of capacity utilization, favorable market trends, encouraging progress in problem areas, and product development are likely to drive further growth in the second half of 2005, and PALFINGER anticipates a record result for the year as a whole.

Balance sheet as of 30 June 2005

EUR '100	30 June 2005	31 Dec 2004	30 June 2004
ASSETS			
Non-current assets			
Property, plant and equipment	85,859	83,054	81,408
Goodwill	20,437	20,437	21,513
Other intangible assets	3,782	4,120	1,448
Investments	8,423	6,805	6,278
Other non-current assets	4,611	4,050	3,739
Deferred taxes	7,224	5,493	3,660
	130,336	**123,959**	**118,046**
Current assets			
Inventories	107,956	85,428	80,660
Receivables and other current assets	102,777	93,982	91,552
Cash and cash equivalents	4,388	8,205	9,340
	215,121	**187,615**	**181,552**
Total assets	**345,457**	**311,574**	**299,598**
EQUITY AND LIABILITIES			
Shareholders' equity			
Capital stock	18,568	18,568	18,568
Capital reserves	53,757	53,757	53,757
Retained earnings	81,219	62,172	62,261
Valuation reserves for financial instruments	(2,102)	1,298	239
Currency conversion adjustment items	(3,330)	(3,945)	(3,885)
Minority interests [1]	4,257	0	0
Consolidated net profit	27,692	27,362	10,450
	180,061	**159,212**	**141,390**
Minority interests	0	3,036	2,418
Non-current liabilities			
Non-current financial liabilities	15,874	14,725	17,134
Non-current provisions	13,010	12,219	13,849
Deferred taxes	1,152	916	262
Other non-current liabilities	4,697	5,269	5,467
	34,733	**33,129**	**36,712**
Current liabilities			
Current financial liabilities	21,748	24,267	27,025
Current provisions	38,266	29,925	25,191
Other current liabilities	70,649	62,005	66,862
	130,663	116,197	119,078
Total equity and liabilities	**345,457**	**311,574**	**299,598**

1 Minority interests are posted under equity capital as of 1 January 2005 according to IFRS.

Income statement for the period ended 30 June 2005

	2nd quarter		First half	
EUR '000	April–June 2005	April–June 2004	Jan–June 2005	Jan–June 2004
Revenue	**132,117**	**104,213**	**253,853**	**190,604**
Changes in inventories	18,397	(4,231)	14,525	5,595
Own work capitalized	83	29	140	39
Other operating income	2,662	3,494	4,589	6,442
Materials and services	(86,474)	(47,224)	(146,053)	(98,932)
Staff costs	(25,793)	(22,917)	(52,070)	(45,970)
Goodwill amortization	0	(605)	0	(1,210)
Depreciation of tangible assets and intangible assets	(2,589)	(2,299)	(5,104)	(4,495)
Other operating expenses	(18,181)	(19,363)	(32,467)	(34,920)
Profit from operations (EBIT)	**20,222**	**11,097**	**37,413**	**17,153**
Income from investments	1,040	443	1,617	804
Interest and other financial result	(828)	(1,074)	(1,478)	(1,960)
Financial result	**212**	**(631)**	**139**	**(1,156)**
Profit before tax	**20,434**	**10,466**	**37,552**	**15,997**
Income tax expense	**(5,127)**	**(3,196)**	**(8,724)**	**(4,931)**
Profit after tax	**15,307**	**7,270**	**28,828**	**11,066**
Minority interests	(535)	(366)	(1,136)	(616)
Consolidated net profit	**14,772**	**6,904**	**27,692**	**10,450**

EUR		
Earnings per share (undiluted)	3.14	1.19
Earnings per share (diluted) [1]	0	0
Average number of shares in circulation (undiluted)	8,808,321	8,808,321
Average number of shares in circulation (diluted) [1]	0	0

1 As of 30 June 2005 there are no open convertible bonds; the undiluted earnings per share figure is the same as the diluted figure.

Cash flow statement

EUR '000	Jan–June 2005	Jan–June 2004
Profit before tax	37,552	15,997
Cash flows from operating activities	16,162	12,490
Cash flows from investing activities	(8,145)	(6,465)
Free cash flow	10,405	7,464
Cash flows from financing activities	(11,834)	(4,920)
Total cash flow	**(3,817)**	**1,105**
Changes in funds		
Cash and cash equivalents at beginning of reporting period	8,205	8,235
Cash and cash equivalents at end of reporting period	4,388	9,340
	(3,817)	**1,105**

Statement of changes in equity

EUR '000	Share capital	Capital reserves	Retained earnings	Valuation reserves for financial instruments acc. to IAS 39	Foreign-currency translation reserve	Consolidated net profit for the period	Minority interests	Total
At 31 December 2002	**18,568**	**53,757**	**47,124**	**0**	**(3,863)**	**13,182**	**0**	**128,768**
Dividends 2002	0	0	0	0		(5,285)		(5,285)
Profit carry forward from 2002	0	0	7,897	0		(7,897)	0	0
Capital increase (share issue)	0	0		0	0	0	0	0
Reserve own shares	0	0	(2,647)	0		0	0	(2,647)
Profit after tax 2003	0	0	0	0	0	15,283	677	15,960
Earnings-neutral value changes in financial instruments	0	0	0	965	0	0	0	965
Other changes in equity	0	0	(197)	0	286	0	(677)	(588)
At 31 December 2003	**18,568**	**53,757**	**52,177**	**965**	**(3,576)**	**15,283**	**0**	**137,174**
At 31 December 2003	18,568	53,757	52,177	965	(3,576)	15,283	0	137,174
Dividends 2003	0	0	0	0	0	(5,285)	0	(5,285)
Profit carry-forward from 2003	0	0	9,998	0	0	(9,998)	0	0
Profit after tax as of 31 December 2004	0	0	0	0	0	27,362	1,504	28,866
Earnings-neutral value changes in financial instruments	0	0	0	333	0	0	0	333
Other changes in equity	0	0	(3)	0	(369)	0	(1,504)	(1,876)
At 31 December 2004	**18,568**	**53,757**	**62,172**	**1,298**	**(3,945)**	**27,362**	**0**	**159,212**
At 31 December 2004	18,568	53,757	62,172	1,298	(3,945)	27,362	3,036	162,248
Dividends 2004			0			(9,689)		(9,689)
Profit carry forward from 2004			17,673			(17,673)		0
Stock option valuation IFRS			46					46
Profit after tax 30 June 2005						27,692	1,221	28,913
Earnings-neutral value changes in financial instruments				(3,400)				(3,400)
Other changes in equity			1,328		615			1,943
At 30 June 2005	**18,568**	**53,757**	**81,219**	**(2,102)**	**(3,330)**	**27,692**	**4,257**	**180,061**

Segment reporting

EUR '000	HY1 2005	HY1 2004	HY1 2005	HY1 2004
Primary segmentation				
	Europe/Rest of the World		**North/South America**	
Revenue	223,149	167,690	30,704	22,914
EBIT	35,803	15,621	1,610	1,532
Secondary segmentation				
	Cranes		**Hydraulic Systems/Services**	
Revenue	182,431	137,786	71,422	52,818
EBIT	39,615	18,686	(2,202)	(1,533)

Shareholder information

International Securities Number (ISIN)	**AT0000758305**
Number of shares issued	**9,283,750**
Price at close an 30 June 2005	**54.80 EUR**
Earnings per share (HY1 2005)	**3.14 EUR**
Market capitalization as of 30 June 2005	**508,749,500 EUR**

Financial calendar 2005/2006

Publication of results for the 3rd quarter of 2005	**15 November 2005**
Press conference on 2005 financial statement	**10 March 2006**
Annual General Meeting	**5 April 2006**
Publication of results for the 1st quarter of 2006	**10 Mai 2006**
Publication of results for the 1st half of 2006	**10 August 2006**
Publication of results for the 3rd quarter of 2006	**10 November 2006**

Share price (indexed)


170
160
150
140
130
120
110
100
3 January 2005
30 June 2005
PALFINGER AG
ATX – Austria Traded Index
ViDX – Vienna Dynamic Index

Palfinger AG
F.-W.-Scherer-Straße 24
5101 Bergheim/Salzburg, Austria
Tel. +43 (0) 662 46 84-0
Fax +43 (0) 662 45 00 84
E-Mail: ir@palfinger.com
www.palfinger.com

Investor Relations:

Wolfgang Anzengruber
Chief Executive Officer, ext. 2218
w.anzengruber@palfinger.com

Eduard Schreiner
Chief Financial Officer, ext. 2310
e.schreiner@palfinger.com

Hannes Roither
Company Spokesperson, ext. 2260
h.roither@palfinger.com